Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

September 30, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on September 30, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, September 30, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that, as a result of an ongoing internal review of prior transactions and previous financial disclosure and following consultation with its external auditors, it has determined that it is appropriate to re-state and re-file audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the first two quarters of 2011.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation Announces
Restatement of Financial Statements

Vancouver, British Columbia, September 30, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that, as a result of an ongoing internal review of prior transactions and previous financial disclosure and following consultation with its external auditors, it has determined that it is appropriate to re-state and re-file audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the first two quarters of 2011.

The purpose of the re-statements will be to address the following items, which Response has identified as requiring correction:

Audited Consolidated Financial Statements for the year ended December 31, 2010

Recognition of Revenue

Response has determined that a total of approximately $500,000 was improperly recognized as revenue in the fourth quarter of 2010.  These amounts related to a shipment of products to a distributor which occurred in December, 2010. However, the distributor’s obligation to pay for such products was contingent upon the satisfaction of one or more conditions that had not been achieved as of December 31, 2010.  As a result, Response has determined that it was inappropriate to recognize the associated revenue in 2010. Accordingly, Response will re-state its audited 2010 financial statements, as well as its unaudited first and second quarter statements of 2011 (which previously showed the amounts due as accounts receivable) to exclude those amounts.  The restated financials will also reflect various adjustments to cost of goods sold associated with the reversal of this transaction reducing them by approximately $30,000.  Finally, there will be an adjustment related to the reclassification of an accrued liability and a long-term prepaid asset as a result of the reversal of this sale in the amount of approximately $60,000.

Interim Consolidated Financial Statements for the three and six month period ended June 30, 2011

Recognition of Revenue

Response has determined that approximately $70,000 in sales of RAMP 200 cardiovascular products to Roche recorded in the second quarter of 2011 subsequent to receipt of a letter from the FDA dated May 27, 2011, should not have been recorded.  These products should not have been shipped as their shipment violated the FDA’s instructions in the May letter.  Reversing these transactions will result in a revenue reduction in the second quarter with no associated reduction of cost of goods sold as the inventory items are not re-saleable and therefore will be written off.  In addition, a shipment of product worth approximately $35,000 to Roche was completed prior to the receipt of the FDA’s letter made but payment remains outstanding.  As a result of the issues surrounding the regulatory approvals of the RAMP 200 cardiovascular products, Response will record an allowance for doubtful accounts against this entire receivable as it is unlikely that this receivable will be collected.

Costing of Inventory

Response has determined certain costs were improperly capitalized to inventory during the three month period and six month period ended June 30, 2011.  Based on the current overhead allocation methods, capitalized overhead expenses were overstated to finished goods at a rate that was less than the normal capacity that has been assessed by management.  Actual levels of production can only be used to allocate overhead expenses if they approximate normal capacity.  Adjusting for this error will result in a decrease of cost of goods sold of approximately $45,000 for the three month period ending June 30, 2011 and an increase of cost of goods sold of approximately $120,000 for the six month period ending June 30, 2011.

Stock Based Compensation Expense

Response has determined that an adjustment was required to stock based compensation for the three and six month period ending June 30, 2011 to account for differences between estimated and actual forfeiture rates.  As a result of this adjustment, a reduction of approximately $4,000 to stock based compensation expense will be required for the three month period ending June 30, 2011 and an increase of approximately $65,000 to stock based compensation expense will be required for the six month period ending June 30, 2011.

Other

In addition to the above adjustments to re-state the financial statements, Response has also determined that the lease inducement on its balance sheet should be separated into a non-repayable and repayable portion. The lease inducement is comprised of a rent-free inducement, a non-repayable inducement, and a repayable portion.  The repayable portion is financing in substance and should be separated on the balance sheet from the non-repayable lease inducement and rent-free inducement. This balance sheet clarification will have no effect on the financial statements except for some additional disclosure items.

Impact of Restatements

The cumulative balance sheet and income statement impacts of these adjustments will be described in more detail when the re-stated financial statements and accompanying management discussion and analysis are filed with Canadian securities regulators through the SEDAR system (www.sedar.com) and with the United States Securities and Exchange Commission through the EDGAR system (www.edgar.com) by way of an amendment to Response’s most recent Form 20-F and related filings.  Response is continuing to assess whether there will be any additional financial statement impacts arising as a result of its ongoing internal review of prior transactions and previous financial disclosure.  Response currently expects the re-stated documents to be filed within the next several weeks.

“There have been a number of significant changes that have occurred at Response in the last several months. Those include changes to the board which occurred at our last annual shareholders’ meeting, the resignation of both our former CFO and CEO and my agreeing to serve as the Executive Chairman and interim CEO for the Company. The matters that have led to our restatements have come to light during a review of the business initiated following my assumption of the interim CEO role. Obviously restatements of previously filed financial statements are a serious matter. We are confident that, after these re-statements are completed, our financial statements will be true and correct and that we will have taken the necessary steps to ensure that our financial reporting adheres to the highest standards of accuracy going forward” said Peter A. Thompson, MD, FACP, interim CEO and Executive Chairman of Response.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Peter A. Thompson
Executive Chairman and interim CEO
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 30h day of September 2011.